FOIA CONFIDENTIAL TREATMENT REQUESTED BY RAPID MICRO BIOSYSTEMS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

May 12, 2023

VIA EDGAR

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Michael Fay
Brian Cascio

Re:         Rapid Micro Biosystems, Inc.
Form 10-K for the fiscal year ended December 31, 2022
Filed March 10, 2023
File No. 001-40592
Dear Mr. Fay and Mr. Cascio:
Rapid Micro Biosystems, Inc. (the “Company”) respectfully submits this letter in response to the comment letter dated April 10, 2023 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed March 10, 2023 (the “2022 Form 10-K”). For your convenience, we have reproduced the Staff’s comment in italics below, followed by the Company’s response.
Form 10-K for the fiscal year ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Key business metrics, page 64

1. On page 65 you set forth that validation of a system takes anywhere from three to nine months and on page 70 you reference the impact to validation from coronavirus. Based on the table, it appears that a number of systems placed in 2021 were not validated as of December 31, 2022. As it relates to these 2021 systems, please describe for us in further detail:
• the reasons for any systems that were placed in 2021 and not validated as of December 31, 2022;
• the date revenue was recognized and the date the system was ultimately validated, for each of these 2021 systems;
• how the Growth Direct system is fully functional for use by the customer upon delivery without validation services, as set forth on page 66;
• whether these 2021 systems outlined in the table were in actual use prior to being validated;
• how you considered the guidance in ASC 606-10-25-21(c) in the accounting for your systems; and
• the significant terms of your 2021 arrangements. Provide us a copy of your actual 2021 contractual arrangement.

Response: The Company considers a Growth Direct system to be “placed” upon transfer of control of the system from the Company to the customer, at which point the revenue for that system is recognized. For purposes of this letter, “place”, “placed”, or “placement” shall all have the same meaning: transfer of control of the system to a customer. Once a Growth Direct system has been placed, the separate performance obligations of system installation and system validation will follow in cases when customers purchase those services separately from the Company. The Company generally expects system installation to take a few weeks and system validation to be completed between three and nine months following commencement of related activities.

1001 Pawtucket Blvd. West | Lowell, MA 01854 | ph: 978-349-3200 | fx: 978-349-2065
www.rapidmicrobio.com

Following placement of a system with a customer, the timing and duration of installation is dependent on customer site readiness and accessibility as well as customer staff availability to support the installation process. In the event a customer site is not ready (due to factors such as site construction) or accessible (due to factors such as limitations relating to the coronavirus pandemic), or necessary customer specialized staff are not available (due to factors such as competing priorities or turnover), the time between system placement and installation can be extended. Similarly, once a system has been installed, the time between completion of installation and start of validation as well as the duration of the validation process are dependent upon several factors including, but not limited to, the examples outlined in the preceding sentence as well as whether a specific customer has previously completed the validation process using a Growth Direct system (in which case several validation steps may be omitted, reducing the direct hours required to complete the validation process). These factors are largely outside of the Company’s control and, in some cases, result in installation and validation timeframes that are longer or shorter than the general timeframes disclosed on page 65 of the 2022 Form 10-K.

Revenue was recognized for all 2021 system placements during the year ended December 31, 2021, as control of each system was transferred to the customer at a point in time during that period. Once transfer of control of each Growth Direct system had taken place, the amount of time between and for each separate performance obligation was subject to variability due to the factors outlined in the preceding paragraph. A complete summary of 2021 system placements, including the dates each individual system was placed, installed and validated, as well as supporting details for systems placed in 2021 that were not validated as of December 31, 2022, are included as Exhibit A to this letter which is subject to a confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. The revenue attributed to each system placed in 2021 was recognized on the date of placement.

Each Growth Direct system undergoes quality control release testing prior to shipment and is fully functional for use by the customer upon delivery as the system can, at the customer’s election, be both installed and validated by the customer or a qualified third party other than the Company. Both installation and validation activities have been completed by other parties (either customers themselves or a third-party service organization) in the past. With respect to installation, detailed instructions are provided with each Growth Direct system when it is delivered which can be leveraged by the customer or a third-party service provider to install the system. With respect to validations, the Company has a standardized validation process that was historically developed with a group of industry-leading pharmaceutical companies and can be leveraged by customers or a third-party service provider to complete the validation of the Growth Direct system. This process allows the customer to demonstrate and document the accuracy, speed, and reliability of detecting microcolonies using the Growth Direct system’s automated image analysis compared to conventional manual methods and supports the use of the Growth Direct system in regulated environments.

While validation services are not required for the system to be fully functional to the customer, we believe that they add value when purchased as they provide the customer with documentation supporting the performance of their Growth Direct system, including as compared to their existing manual method of microbial quality control (MQC), which can be used to support compliance with regulatory requirements and operation under Good Manufacturing Practices (GMP). Therefore, and considering the provisions of ASC 606-10-25-21(c), the Growth Direct system placement and related validation services are not significantly affected by each other or interdependent, and we are able to fulfill our performance obligations with respect to each of the Growth Direct system placement, the installation services and the validation services independently.

Once a system is placed, the customer has the ability to direct the use of the asset as the customer can obtain installation, validation and other services from the Company or from a third party at the customer's sole discretion. As such, the customer can begin using the system together with other resources that are readily available (from third parties or the Company). Whether the system is in actual use is outside of the Company’s control.

The Company has standard terms and conditions that are provided to all of its customers. Please refer to Exhibit B and Exhibit C to this letter for the Company’s 2021 Terms and Conditions of Sale and the Company's 2021 Terms and Conditions of Service, respectively. In addition to the Company's Terms and Conditions of Sale, any specific terms agreed to within our sales quotes, customer purchase orders, sales order acknowledgements, and, in less frequent situations, customer-specific master sales agreements, are combined together constituting the Company's contract with a customer. The Company believes the significant terms of its 2021 contractual arrangements that impact control transfer and thus drive revenue recognition include the following: (1) shipping / delivery terms, (2) cancellation terms, (3) payment and invoicing terms, (4) refund rights, and (5) customer acceptance provisions. Our standard contractual terms with customers require payment for all products and services, including the Growth Direct system and validation services (when purchased), upon shipment of the system and do not include refund or cancellation rights, or substantive customer acceptance provisions.

Item 15. Exhibits 31.1 and 31.2, page 80

2. We note that your certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

Response: Concurrently with the filing of this letter, the Company filed an abbreviated amendment to the 2022 Form 10-K with replacement Exhibits 31.1 and 31.2 that include only paragraphs 1, 2, 4 and 5 to address the Staff’s comment. The form of Exhibits 31.1 and 31.2 are attached hereto as Exhibit D and Exhibit E, respectively.

Consolidated Financial Statements
Revenue Recognition, page F-14

3. We note your contracts may include multiple performance obligations. Please revise your revenue recognition disclosure in future filings so that users can understand any impact between recurring and non-recurring revenues from your allocation of the transaction price. In this regard, please disclose the qualitative and quantitative information about the significant judgments, and changes in judgments, that significantly affect the determination of the amount and timing of revenue, as set forth in ASC 606-10-50-1(b) and 606-10-50-17(b). Please provide us any proposed disclosure.

Response: The Company’s recurring revenue stream includes sales of proprietary consumables and service contracts. We consider these to be recurring revenues because customers typically place purchase orders for these items on a periodic basis as they use their Growth Direct system over time. The Company’s non-recurring revenue stream includes sales of systems, LIMS connection software, validation services, and field services (excluding service contracts). We consider these to be non-recurring revenues because customers typically place a single purchase order for a bundle of these products and services on a one-time or infrequent basis.

Our recurring revenues arise from contracts typically negotiated separately from the initial sale of a Growth Direct system and represent the entitled consideration for delivering proprietary consumables and providing system maintenance services. Once validation of a sold Growth Direct system has been completed, we expect our customers to transition from their legacy manual method of microbial detection to an automated method using the Growth Direct system and to begin regular utilization of consumables. Recurring maintenance service contracts commence after our standard one-year warranty period lapses. Our consumables contracts and our service contracts typically have a single performance obligation. For our consumables contracts, that performance obligation is the delivery of our proprietary consumables recognized at a point-in-time once control is transferred (typically in line with shipping and delivery terms). For our service contracts, that performance obligation is our stand-ready obligation to the customer to provide service and maintenance visits and is recognized ratably over time based on the start and end dates of the service contract. Significant judgment for recurring revenue contracts is typically not required due to their non-complex nature and the fact that the transaction price is typically allocated entirely to the single performance obligation associated with them.

Our non-recurring revenues typically arise from standalone contracts with multiple performance obligations that usually include a Growth Direct system, installation services, validation services, and LIMS connection software. Significant judgment is applied in identifying the distinct performance obligations within the arrangement, determination of the transaction price, transaction price allocation, and determination of the standalone selling price for each of the distinct performance obligations. Occasionally, consumables and/or service contracts will be negotiated as part of a larger transaction with multiple performance obligations, but this is infrequent, and the overall consideration allocated to these recurring performance obligations is immaterial to the financial statements taken as a whole.

See Exhibit F for proposed revisions to the revenue disclosure.

4. We note payment terms for customer orders are typically between 30 to 90 days after the shipment or delivery of the product. Please clarify for us and in future filings whether these are the payments terms for all performance elements in a multiple element arrangement. Refer to ASC 606-10-50-12(b).

Response: Our standard terms and conditions allow us to invoice for all products and services within an arrangement upon shipment of the Growth Direct system. Regardless of whether there is a single performance obligation or multiple performance obligations, our payment terms are typically between 30 to 90 days after the shipment or delivery of the system or product, as the case may be.

See Exhibit F for proposed revisions to the revenue disclosure.

5. Please clarify for us and in future filings whether your consideration is variable as set forth in ASC 606-10-32-5 through 32-9 and whether your estimate of variable consideration is typically constrained in accordance with paragraphs ASC 606-10-32-11 through 32-13. Refer to ASC 606-10-50-12(b) for the required disclosure.

Response: Our standard contracts (for both recurring and non-recurring revenue streams) do not include variable consideration or rights of return for any products or services sold within an arrangement. Any discounts provided are ordinary and fixed, and allocated across all performance obligations based on relative fair value. Payment for products and services are typically due within 30 to 90 days from product shipment or delivery for all products and services purchased within an arrangement and there are no significant financing components. We will update our policy in future filings to clarify that consideration is typically fixed and not variable.

See Exhibit F for proposed revisions to the revenue disclosure.

* * * * *

Due to the commercially sensitive nature of information contained in Exhibit A to this letter, this submission is accompanied by the Company’s request for confidential treatment of Exhibit A. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact me at (978) 349-3692 or via e-mail at SWirtjes@rapidmicrobio.com.

Sincerely,
/s/ Sean Wirtjes
Sean Wirtjes
Chief Financial Officer
Rapid Micro Biosystems, Inc.

cc:    Robert Spignesi, President and Chief Executive Officer, Rapid Micro Biosystems, Inc.
Jonathan Paris, General Counsel and Senior Vice President, Rapid Micro Biosystems, Inc.
Edwin O’Connor, Goodwin Procter LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RAPID MICRO BIOSYSTEMS, INC.

Exhibit A
[***]
RPID0000001

Exhibit B
RAPID MICRO BIOSYSTEMS, INC.
TERMS AND CONDITIONS OF SALE

RAPID MICRO BIOSYSTEMS, INC.
TERMS AND CONDITIONS OF SALE

For purposes of these terms and conditions of sale, the term "contract" shall mean the agreement between Rapid Micro Biosystems, Inc. ("Rapid") and Customer ("Customer") arising as a result of Customer's submission of an order for the products and services described on the face of this purchase order and/or quote (The "Products"). Any such contract shall be deemed to incorporate and be governed by these terms and conditions. These terms and conditions shall take precedence over any terms and conditions which appear in Customer's order or in any documents incorporated by reference in Customer's order. No term or condition in addition to or different from the terms and conditions contained herein shall become part of any such contract unless explicitly referenced and agreed to in writing by Rapid's authorized officer or representative at our principal office in Lowell, Massachusetts. Rapid's failure to object to any provision contained in any communication from Customer shall not be construed as a waiver of these terms and conditions nor as an acceptance of any such provision. IF THESE TERMS AND CONDITIONS ARE NOT ACCEPTABLE AS PART OF A BINDING SALES CONTRACT BETWEEN CUSTOMER AND RAPID, CUSTOMER MUST SO NOTIFY RAPID AT ONCE IN WRITING. Retention by Customer of any Products, or payment by Customer of any invoice under the contract, shall be conclusively deemed acceptance of these terms and conditions.

1. ORDERS

By submitting an order to Rapid, Customer agrees to be subject to these terms and conditions of sale in their entirety. No order, whether or not submitted in response to a quotation by Rapid, will be binding upon Rapid unless and until such order is accepted in writing by Rapid's authorized officer or representative at Rapid's principal office in Lowell, Massachusetts.

2. PRICE

The price of the Products is as shown on the face of Rapid's Quotation.
Rapid's quotations are valid for 30 days unless otherwise stated in the quotation. If the price is stated by reference to a published price list, then the price shall be the published price in effect at the time Rapid receives Customer's purchase order. Prices do not include any federal, state or local withholding, sales, use or other taxes (other than taxes assessed against Rapid's net income) levied by any government, now or hereafter enacted (collectively "Taxes") or other governmental charges, including, without limitation, import or export duties, applicable to the Products, which Taxes and charges may, in Rapid's discretion, be added to the price for any products on Rapid's invoice or may be billed separately and which Taxes and charges shall, in any event, be paid by Customer on or before their due dates unless Customer provides Rapid with a proper tax exemption certificate. All payments made by Customer shall be paid in full without set-off or counterclaim and free and clear of and without any deduction or withholding or payment for or on account of any Taxes, except as required by applicable law. If any applicable law requires the deduction or withholding of any Tax from any payments for the Products, then Customer shall be entitled to make such deduction withholding and then the amount payable by Customer to Rapid shall be increased so that after such deduction or withholding has been made the amount received by Rapid is the full amount Rapid would have received if no withholding or deduction had been made. In the event Rapid is required at any time to pay any such Taxes or charges, Customer shall reimburse Rapid therefor promptly on demand.

3. PACKING

Rapid will provide standard packing or packing as specified by Customer in writing at the time of its order, and the cost of same, as determined by Rapid, shall be paid by the Customer. If Rapid must crate the Products for shipment, the cost of the crate will be set forth in Rapid's quote and added to the price of the Products.

4. SHIPMENT, DELIVERY AND TITLE

Dates of all shipments are estimated and not guaranteed. All Products will be tendered and shipped FCA Rapid's premises in Lowell, Massachusetts (Incoterms® 2020) and may be so tendered in several lots. In the absence of specific instructions, Rapid will select the carrier and ship freight prepaid and added to the price of the relevant Products. Rapid will obtain insurance for all shipments for Customer's account under a standard all-risk policy at Rapid's expense unless Customer specifies other coverage, in which case, such other coverage will be at Customer's sole expense. Rapid will not be deemed to assume any liability in connection with any shipment because of the selection of a carrier or Rapid's obtaining insurance. Title and risk of loss or damage to each of the Products will pass to Customer when delivery is made to the possession of the carrier, provided, however that tittle to any software incorporated within or forming a part or the Products shall at all times remain with Rapid or the licensor(s) thereof, as the case may be.

5. TERMS OF PAYMENT

Unless otherwise stated on the face of Rapid's quotation, terms of payment shall be net thirty (30) days from date of Invoice. If Products are delivered in installments, Customer will pay for each installment in accordance with the payment terms specified above. Delays in delivery shall not extend terms of payment. If Customer fails to pay the price or any other payment due to Rapid, promptly and when due, Rapid may recover, in addition to the price or payment, interest thereon at a rate equal to the lesser of 1-1/2% per month and the maximum lawful monthly interest rate. Terms of payment hereunder may be changed by Rapid at any time. All payments by Customer shall be made in United States Dollars and shall be paid fully net, without set-off, deduction or counterclaim. Rapid reserves the right to require from Customer full or partial payments in advance or other security satisfactory to Rapid at any time that Rapid believes in good faith that Customer's financial condition does not justify the terms of payment specified.

6. SECURITY INTEREST

Rapid reserves, and by receipt of each Product delivered to Customer, Customer hereby grants to Rapid, a purchase money security interest in each of the Products as security for the due and punctual performance of all of Customer's obligations under the contract.

This interest will be satisfied by payment in full unless otherwise provided for in any installment payment agreement. Customer agrees to execute such documents to evidence and perfect such security interest as Rapid may request from time to time. A copy of this document may be filed on Rapid's behalf with appropriate state authorities at any time after the Customer's signature is placed hereon as a financing statement in order to perfect Rapid's security interest. Customer hereby appoints each of Rapid's officers as Customer's duly authorized agent for the purpose of taking any and all such action, including, without limitation, execution of a promissory note, security agreement, financing statement, personal guaranty or other documents, deemed necessary by Rapid, in Rapid's sole discretion, for the perfection and enforcement of the security interest granted hereby.

7. CONTINGENCIES

Rapid shall not be liable for any delay in delivery or for non-delivery, in whole or in part, caused by the occurrence of any contingency beyond Rapid's control, including, by way of illustration but not limitation, war (whether an actual declaration thereof is made or not), sabotage, insurrection, riot or other act of civil disobedience, act of a public enemy, failure or delay in transportation, act of any government or any agency or subdivision thereof, judicial action, labor dispute, accident, fire, explosion, flood, storm, or other act of God, shortage of labor, fuel, raw material or machinery or technical failure. If any such contingency occurs, Rapid may allocate production and deliveries among Rapid's customers in such manner as Rapid may consider equitable.

8. SPECIFICATIONS

Rapid may modify the specifications of any of the Products furnished under the contract, provided the modifications do not adversely affect the performance of the Products. In addition, Rapid may furnish suitable substitutes for materials unobtainable because of priorities or regulations established by government authority or nonavailability of materials from suppliers. Published weights are estimated, and dimensions are approximate.

9. SOFTWARE

Rapid shall at all times have and retain title to and full ownership of all software, firmware and related documentation thereof developed by or for Rapid for use with the Products and of any copies thereof made by Customer (collectively the "software"). Rapid hereby grants to Customer a limited license to use the software solely with the Products, to make copies of the software in machine readable form to the extent necessary for Customer's efficient use of the Products, and to sublicense the software solely as part of a sale of the Product, in each case only in object code (as applicable) and not source code, provided, however, that any such sublicense shall be subject to written terms and conditions and shall contain limitation of liability, exclusion of warranty and protection of proprietary rights provisions for Rapid's benefit at least as extensive as, and consistent with, those contained herein. Customer may not modify, enhance or otherwise change or supplement the software supplied hereunder without Rapid's written consent. The source code for the software shall not be disclosed to Customer, and Customer may not, nor permit any other person or entity to, disassemble, decompile or reverse engineer the software. At Rapid's request, Customer shall execute and deliver Rapid's standard form of software license agreement, which, after execution, shall govern Customer's use and copying of the software. Customer shall not remove any copyright, proprietary rights or other notice included in the software and shall reproduce such notices on all copies of the software.

Certain of the Products may contain software, firmware and related documentation that were not developed by or for Rapid. With respect to those materials, Customer's use of them is subject to all the terms and conditions of the license agreements applicable to them, either as licensee thereof or as a sublicensee of Rapid.

10. WARRANTY

Rapid warrants to Customer that title to all Products sold to Customer is good and the transfer rightful, subject to Section 6 "Security Interest." Rapid warrants to Customer that each Product manufactured by or for Rapid will be free from defects in material and workmanship in normal use and service for one (1) year from the date of delivery to Customer as the original purchaser or upon the expiration date of the Product, whichever comes first. This warranty does not cover, and no warranty is provided for, parts which by their nature are normally required to be replaced periodically consistent with normal maintenance and use, including, without limitation, any and all spare parts, any accessory or consumables items used in conjunction with the Growth Direct System. If any Product covered by this warranty is returned to the original shipping point, transportation charges prepaid, within the applicable warranty period set forth above and upon examination Rapid determines to Rapid's satisfaction that such Product was defective in material or workmanship at the time of delivery to Customer, Rapid will, at Rapid's option, repair or replace the Product or the defective part thereof or refund the original purchase price of the Product. The foregoing notwithstanding, Rapid will not be responsible for damage to any Product resulting from misuse, negligence or accident or resulting from repairs, alterations or installation made by any person or firm not duly authorized by Rapid in writing. In order to protect the operational integrity of the Growth Direct System™, use of the Growth Direct System™ with accessory products or consumables other than those manufactured or certified by Rapid shall void this warranty in full.

If Customer fails to pay when due any portion of the purchase price of any Product or any other payment required from Customer to Rapid, whether under the contract or otherwise, all warranties and remedies granted hereunder and all of Rapid's warranties and obligations to service, repair, replace, correct or otherwise remedy defects, errors or failures under any other contract between Customer and Rapid may, at Rapid's option, be terminated.

THE WARRANTIES IN THIS SECTION ARE THE ONLY WARRANTIES GIVEN BY RAPID WITH RESPECT TO THE PRODUCTS AND ARE GIVEN IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ALL WARRANTIES OF NON-INFRINGEMENT, COURSE OF DEALING, USAGE OF TRADE, MERCHANTABILITY, AND FITNESS FOR A PARTICULAR PURPOSE. CUSTOMER'S EXCLUSIVE REMEDIES AND RAPID'S SOLE LIABILITY FOR ANY NON-CONFORMITY OR DEFECT IN THE PRODUCTS OR SUCH SOFTWARE SHALL BE THOSE EXPRESSED HEREIN.

With respect to Products provided to Customer by Rapid but not manufactured by or for Rapid or, in the case of software, firmware and related documentation thereof provided to Customer but not developed by or for Rapid, RAPID MAKES NO WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, but will make available to Customer, to the extent permitted by law and relevant contracts, the warranties of the manufacturer of the relevant Product or the provider of the software upon Customer's timely written request, and, if required, upon Customer's return of the faulty Product or software to Rapid, postage prepaid.

11. LIMITATION OF LIABILITY

An essential purpose of the limited exclusive remedies provided in the sections of these terms and conditions entitled "WARRANTY" and "PATENTS" is allocation of risks between Customer and Rapid, which allocation of risks is reflected in the purchase price for the Products.

UNDER NO CIRCUMSTANCES SHALL RAPID'S LIABILITY ARISING OUT OF OR IN CONNECTION WITH THE CONTRACT, RAPID'S PERFORMANCE OR FAILURE TO PERFORM HEREUNDER, OR THE PERFORMANCE OR FAILURE TO PERFORM OF ANY PRODUCT OR SOFTWARE, IN CONTRACT, TORT (INCLUDING NEGLIGENCE), OR OTHERWISE, EXCEED THE PURCHASE PRICE OF THE PRODUCTS, EXCEPT AS SPECIFICALLY PROVIDED IN SECTION 14 HEREOF ENTITLED "PATENTS". IN NO EVENT SHALL RAPID BE LIABLE FOR SPECIAL, INCIDENTAL, INDIRECT, PUNITIVE, CONSEQUENTIAL, TORT OR ANALOGOUS DAMAGES, INCLUDING, WITHOUT LIMITATION, DAMAGES RESULTING FROM LOSS OF USE, LOSS OF PROFITS, LOSS OF BUSINESS OR LOSS OF GOODWILL, EVEN IF RAPID HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

In no event shall Rapid be liable for any damages caused by Customer's failure to perform Customer's responsibilities, for any damage to any person or property or for any claim against Customer by any other party, except as provided in Section 14 entitled "PATENTS".

12. CANCELLATION

Cancellations of orders must be made prior to shipment and are subject to a cancellation fee of 20% of Customer's total order.

13. ERRORS

Rapid reserves the right to correct all typographical and clerical errors which may be present in the prices or specifications contained herein.

14. PATENTS

Rapid will defend or settle at Rapid's own expense any suit or proceeding brought against Customer so far as it is based upon a claim that any Product or any part thereof furnished by Rapid constitutes an infringement of any United States patent, copyright or trade secret, and will indemnify Customer against all costs, damages and expenses finally awarded against Customer with respect to such claim provided that Rapid is notified promptly in writing of any such claim and given full authority, information and assistance for the defense or settlement of the same and provided further that Rapid shall have sole control of the defense and the negotiations for settlement, if any, of such claim. If any such claim is asserted, Rapid may, at Rapid's option, in lieu of all other actions and liabilities hereunder, procure the right for Customer to use the Product, replace or modify the same so that it becomes non-infringing and/or request that Customer return the Product for credit at its depreciated value. Rapid shall not be liable for any cost or expense incurred without Rapid's written authorization. Rapid shall not have any liability to Customer to the extent that any infringement or claim thereof is based upon (i) use of a Product in combination with equipment or software not supplier by Rapid where the Product in combination with equipment or software not supplier by Rapid where the Product would not itself be infringing, (ii) compliance with Customer's designs specifications or instructions, or (iii) modifications of the Product by anyone other than Rapid without Rapid's prior written approval. THE FOREGOING SECTION STATES RAPID'S ENTIRE LIABILITY AND CUSTOMER'S EXCLUSIVE REMEDY WITH RESPECT TO ANY ALLEGED PATENT OR OTHER INFRINGEMENT OR INTELLECTUAL PROPERTY VIOLATION BY ANY PRODUCT ORSOFTWARE PROVIDED BY RAPID TO CUSTOMER.

15. PROPRIETARY RIGHTS

Customer acknowledges that all intellectual property rights in or to the Products are owned by Rapid. Customer is authorized to use the Products only pursuant to this contract and agree that Customer shall not infringe the intellectual property rights in or to the Products or acquire or obtain any right, title or interest therein. Any developments, improvements or modifications in the Products made by Rapid, Customer, or both, shall be for the benefit of Rapid, and all intellectual property rights in or to the foregoing shall immediately, upon creation, vest in and be owned by Rapid and Customer agrees to and hereby assigns all such rights to Rapid.

16. RETURN OF PRODUCTS

All sales are final. Subject to Section 10, no Product will be accepted for return and no credit will be allowed on any Product returned unless Rapid has granted prior written permission. Rapid will require a restocking charge of 20% of the invoice price with respect to any restocking requested by Customer.

17. GOVERNMENT CONTRACTS

If the Products to be furnished under the contract are to be used in the performance of a United States Government contract or subcontract, the Government contract number and a statement to that effect shall appear on Customer's purchase order. If Customer's purchase order includes all of such information and if such order is accepted in writing by Rapid's authorized officer or representative at Rapid's principal office in Lowell, Massachusetts with knowledge of such information and if such acceptance specifically references such Government contract or subcontract, then those clauses of the applicable United States Government procurement regulations which are mandatorily required by Federal statute or regulation to be included in this contract shall be incorporated herein by reference. In all other events, such clauses shall not be incorporated herein by reference.

18. EXPORT

Regardless of any disclosure made by Customer to Rapid of an ultimate destination of Products or software furnished by Rapid, Customer shall not export or re-export from, or otherwise transport outside, the United States of America, either directly or indirectly, any such Products or software, any parts thereof or any system incorporating such Products or software, unless such export, re-export or transport is in compliance with all laws and regulations of the United States of America, and without first obtaining, at Customer's sole expense, all required licenses and permits from the United States Department of Commerce and any other relevant agencies or departments of the United States government. Customer must disclose to Rapid in writing any intention to export any Products and the ultimate destination at the time of order and supply Rapid with full information and documentation required by Rapid to ensure that Customer has complied with all export restrictions. FAILURE TO DO SO SHALL VOID ALL WARRANTIES.

19. NON-WAIVER OF DEFAULT; REMEDIES

In the event of any default by Customer under the contract or any other contract between Customer and Rapid, Rapid may decline to make any or all shipments to Customer, and Customer will pay all costs incurred by Rapid in connection with enforcement of any of Rapid's rights under such contract, including, without limitation, reasonable attorneys' fees. If Rapid elects to continue to make shipments, Rapid's action will not constitute a waiver of any default by Rapid or in any way affect Rapid's legal rights or remedies for any such default. All of Rapid's rights and remedies under the contract shall be cumulative, non-exclusive and in addition to all other rights and remedies available, at law, in equity, by contract or otherwise, and may be exercised singularly or concurrently.

20. LABEL LICENSE

Customer understands and agrees that, where applicable for Products subject to individual label licenses, that Customer's use of each such Product is and will be regulated by the terms stated on such label license that accompanies each such Product. Customer agrees not to remove the label license on such Product at any time.

21 CONFIDENTIALITY:

Each party shall hold the information it receives in confidence, including but not limited to, pricing, rebates, and software or any other terms and conditions of this contract, and shall protect it using at least the same degree of care is uses to protect its own proprietary and confidential information and materials of like importance, but in no event may either party use less care than a reasonably prudent business person in a like or similar situation. Neither party shall disclose or permit any third person or entity access to the confidential or proprietary information of the other party without the disclosing party's prior written permission, except for Rapid's authorized dealers and each party's employees with a need to know the information. Any proprietary information concerning Rapid, its Products, data, documentation, services, or manufacturing processes which are disclosed to Customer incident to the performance of this contract shall remain the property of Rapid, and no right are granted to Customer to produce or have produced ant such Products or to practice or cause to be practiced any such processes, or reveal, disclose, or publish any such data and documentation. Rapid's confidential information may be used by Customers solely to use the Products.

22.. MISCELLANEOUS

The validity, construction and interpretation of the contract and Customer's and Rapid's rights and duties shall be governed by the laws of the Commonwealth of Massachusetts without regard to its principles of conflicts of laws. The application to this contract of the U.N. Convention on Contracts for the International Sale of Goods is hereby expressly excluded. Each party hereby irrevocably consents to the exclusive jurisdiction of the state and federal courts located in Massachusetts and waives any other venue to which it may be entitled by domicile or otherwise. In the event of any legal proceeding between Rapid and Customer relating to this Agreement, neither party may claim the right to a trial by jury, and both parties waive any right they may have under applicable law or otherwise to a right to a trial by jury. Except as otherwise expressly provided herein, this contract constitutes the entire agreement between Rapid as seller and Customer as purchaser relating to the sale of the Products and contains the final, complete and exclusive statement of representations made by Rapid. Rapid shall not be bound by any representation, promise or inducement of any kind unless set forth herein and shall not be bound except to Customer as purchaser by any representation or promise made herein.

No waiver, alteration or modification of, or addition to, any of the provisions of the contract shall be binding upon Rapid unless in writing and signed by Rapid's duly authorized representative and by Customer. In case of a conflict between the terms and conditions on the face of this document and the term and conditions on this reverse side, the terms and conditions on the face of this document shall control.

Neither Party will make any separate public announcement regarding this Agreement or any of the contents contained herein without the prior written consent of the other Party. Notwithstanding the foregoing, Rapid may use the Customer's name and marks in any general listing of customers of Rapid (including on Rapid's website), use Customer's name in connection with proposals to third parties, and otherwise refer to Customer in print or electronic form for marketing, reference and other business purposes.

The contract will be binding upon, and inure to the benefit of, Customer and Rapid and Rapid's respective legal representatives, successors and permitted assigns. The contract is personal to Customer, and Customer may not assign any of Customer's rights or delegate any of Customer's obligations thereunder, in whole or in part, without Rapid's prior written consent which may be withheld for any reason.

If any term or condition of this contract is determined to be or becomes invalid, illegal or otherwise unenforceable, then such provision will instead be construed to give effect to its intent to the maximum extent possible, and the validity, legality and enforceability of the other provisions of this Agreement shall not be affected thereby. If, after application of the immediately preceding sentence, any term or condition of this contract is determined to be or becomes invalid, illegal or unenforceable, such provision shall be severed, and after any such severance, all other provisions hereof shall remain in full force and effect. Any notice or communication required or permitted hereunder shall be in writing and shall be deemed received when personally delivered or three (3) business days after being sent by certified mail, postage prepaid, or by an overnight express service to a party at the address specified herein or at such other address as either party may from time to time designate to the other.

Exhibit C
GROWTH DIRECT™ SYSTEM SERVICE AGREEMENT

GROWTH DIRECT™ SYSTEM SERVICE AGREEMENT

1. Scope of Agreement. This Growth Direct System Service Agreement (this "Agreement") between Rapid Micro Biosystems, Inc. ("RMB") and the customer ("Customer") named on the attached Service Agreement Order Sheet ("Order Sheet") shall govern all orders for, and purchases of, services under an RMB Service Plan ("Services") and shall prevail over any pre-printed, standard or other terms set forth in Customer's purchase order or any other document not signed by an authorized representative of RMB.
2. Term of Agreement. This Agreement shall remain in effect for the duration of the term stated on the Order Sheet, or, if no term is stated on the Order Sheet, the term of this Agreement shall be for a period of twelve (12) months from the date of the Customer's purchase order for the Services ("the Term"), unless earlier terminated or canceled, as provided herein. The Agreement may be extended for additional terms upon mutual written agreement of the parties.
3. Performance of Services. The Services are a package covering preventive maintenance and repairs for the Growth Direct System (the "System") and include the following:
   - 3.1. Repair and/or preventive maintenance service shall be offered as described in RMB Service and Technical Support Offerings attached hereto as Exhibit A ("Services"). The services to be performed by RMB will repair or maintain (whichever is applicable, as determined by RMB) the RMB System (the "System") in good operating condition and in material compliance with the written specifications for such RMB Systems.
   - 3.2. Preventive maintenance for the System will be scheduled in advance and will be provided every six (6) months in accordance with the current Preventive Maintenance checklist.
   - 3.3. After Customer notifies RMB in writing of the need for repair service, RMB will use reasonable commercial efforts to perform the Services after a diagnosis is made as to the probable cause(s) within the designated time of the Service Level Agreement selected by the Customer. The Customer will use its best efforts to describe the condition of the System and provide adequate symptom and unmet expectation information on a timely basis such that a diagnosis can be made. Parts and components replaced or otherwise utilized in the repair of the System may be either new or refurbished at the discretion of RMB.
   - 3.4. RMB shall be released from its obligations under this Agreement and may terminate/cancel this Agreement if the Customer makes significant alterations or modifications to the System; performs, or attempts to perform, services on the System, or any portion thereof; or causes damage to the System due to neglect or willful misconduct.
   - 3.5. The cost of Consumables and Parts supplied by RMB in performing the Services is the responsibility of the Customer and is in addition to the fees for the Services. "Consumables" means RMB's Growth Cassette consumables. "Parts" means the usual and customary instrument parts, supplies and other items, which are expendable by their nature or intended use, and those that are listed in the applicable System user's manual. The Services also do not include: (i) painting or refinishing; inspecting altered Systems; making specification changes or performing services in connection with relocating the System; adding or removing accessories, attachments, or other devices; or performing routine customer procedures as identified in the operator's manual; (ii) electrical or plumbing work external to the System; maintenance of accessories, alterations, attachments, or other devices not furnished by RMB; (iii) Services which are unreasonable for RMB to render because of alterations or attachments; and (iv) labor and supplies required to decontaminate the System in preparation for servicing.
4. Charges.
   - 4.1. Customer shall pay RMB, on an annual basis, according to the level of service selected by Customer in the Order Sheet at the price listed in the Quotation attached hereto as Exhibit B. Costs for consumables will be invoiced at the time they are ordered. Customer shall be responsible for all taxes and duties applicable to the provision of the Services, consumables and other goods and services provided hereunder, and for the Customer's receipt and use thereof, including without limitation any applicable, sales, use, value added, excise and import taxes (excluding taxes on RMB's income and payroll).
   - 4.2. Payments are due upon receipt of RMB's invoice. Invoices not paid timely are subject to the lesser of fifteen percent (15%) per annum or the maximum prevailing legal interest rate, calculated from date of delinquency through the date payment is made in full. If RMB retains a collection agency and/or attorney to collect unpaid amounts, RMB may invoice Customer for, and Customer shall pay, all costs of collection including, without limitation, reasonable attorneys' fees. Customer's payment obligations under this Section 4.2 shall survive any termination or expiration of this Agreement.
5. Certification of RMB System. As a condition precedent to RMB's obligations hereunder, the System must either be under warranty or an RMB Service Agreement prior to the effective date of this Agreement. If it is not, RMB will set up an inspection call to inspect the System at Customer's site to determine if it is in good working order. If the inspection shows that the System is not in good working order, RMB will (at Customer's expense) provide the Services necessary to ensure the System meets RMB's product specifications. Parts and labor for provision of these initial inspections and services will be billed to the Customer at prevailing rates.
6. Limited Warranty; Disclaimer. RMB warrants all work performed pursuant to Paragraph 3 will be performed in a professional and workmanlike manner. Customer's exclusive remedy for breach of the foregoing warranty shall be re-performance of the Services at no additional cost to Customer. . RMB MAKES NO OTHER WARRANTIES OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, TITLE, NON-INFRINGEMENT OR MERCHANTABILITY WITH RESPECT TO ITS SERVICES, WHICH WARRANTIES ARE EXPRESSLY DISCLAIMED TO THE FULLEST EXTENT PERMISSIBLE UNDER APPLICABLE LAW.
7. Termination. RMB may suspend Services and terminate/cancel this Agreement if: (1) the Customer fails to pay RMB any charges required to be paid hereunder; (2) the Customer is in default of any provisions of this Agreement and such default is not cured within thirty (30) days after RMB gives notice thereof pursuant to Section 14; or (3) the Customer becomes insolvent or seeks protection, voluntarily or involuntarily, under any reorganization or bankruptcy law.
8. Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH THEREOF EVEN IF THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY THEREOF. RMB'S LIABILITY FOR DAMAGES TO CUSTOMER FOR ANY CAUSE WHATSOEVER, REGARDLESS OF THE FORM OF ANY CLAIM OR ACTION, SHALL NOT EXCEED THE PAYMENT RECEIVED FROM CUSTOMER FOR THE SERVICES. TO THE EXTENT APPLICABLE LAW LIMITS OR PROHIBITS ANY OF THE LIMITATIONS SET FORTH IN THIS SECTION, THE REMAINING PORTIONS SHALL BE ENFORCED TO THE FULLEST EXTENT PERMISSIBLE UNDER APPLICABLE LAW.
9. Confidentiality.
   - 9.1. Each party (the "receiving party") agrees that it will maintain the other party's (the "disclosing party's") confidential and proprietary information in confidence, will not disclose or disseminate such information to any third party, without the disclosing party's express, prior written consent, and will use such information only for the purposes of fulfilling its obligations under this Agreement. The receiving party agrees that it will disclose the confidential and proprietary information provided by the disclosing party only to the receiving party's employees, officers, directors, and consultants who have a need to know the information and who are bound by obligations of confidentiality and non-use at least as protective as the terms set forth herein.

9.2. The foregoing limitations shall not apply to information which the receiving party can demonstrate was (1) in the public domain at the time of its disclosure by the disclosing party, (2) in the receiving party's possession at the time of its disclosure by the disclosing party and was not acquired directly or indirectly from the disclosing party, (3) published or became part of the public domain after its disclosure by the disclosing party through no act or failure on the receiving party's part, (4) obtained by the receiving party without obligation of confidentiality from a third party not owing obligations of confidence to the disclosing party, or (5) independently developed by the receiving party without use or reference to the confidential and proprietary information of the disclosing party. The receiving party may disclose confidential and proprietary information of the disclosing party to the extent required to be disclosed by an order of a governmental agency, legislative body or court of competent jurisdiction; provided that the receiving party provides the disclosing party with prompt written notice of such request or requirement and discloses only that information which is necessary to comply with such order.

9.3. The receiving party acknowledges that unauthorized use or disclosure of the disclosing party's confidential and proprietary information may cause irreparable harm that cannot be fully compensated by the payment of money damages alone, and consequently in the event of an actual or threatened breach of this Section 9 the disclosing party shall have the right to seek equitable relief (including without limitation injunctive relief) in addition to and not in lieu of any other remedies available at law, without the need for proving actual damages or posting a bond.

9.4. Upon termination or expiration of this Agreement, or at any time upon written request of the disclosing party, the receiving party will return or destroy all confidential and proprietary information provided by the disclosing party (and all copies thereof), provided that the receiving party may retain a reasonable number of copies in order to ensure compliance with this Section 9. The terms of this Section 9 shall apply at all times during and after the Term of this Agreement, provided however that if applicable law prohibits indefinite confidentiality terms, the terms of this Section 9 shall survive this Agreement's termination or expiration for as long as is permissible under applicable law. Any information provided hereunder that is a trade secret under applicable law shall remain subject to the confidentiality and non-use provisions of this Section for as long as such information remains a trade secret under applicable law.

10. RMB's Employees and Insurance.

10.1. Any portion of the Services to be provided on Customer's premises by RMB's employees, agents, or contractors shall be performed by properly qualified, factory trained, and supervised personnel. RMB shall instruct all of its employees, agents, and contractors that they shall (i) enter and leave Customer's premises in compliance with Customer's site entry and exit procedures, and (ii) conduct themselves on Customer's premises in a professional and workmanlike manner and in full compliance with Customer's rules for site security, environmental compliance, and health and safety that have been communicated to RMB's personnel.

10.2. RMB shall maintain worker's compensation, automobile, and general liability insurance in effect and shall provide a certificate of insurance to Customer upon request by Customer.

11. Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Neither party may transfer or assign this Agreement or any right, covenant or obligation hereunder without the prior written consent of the other party, except no consent shall be required if such transfer or assignment is (a) the result of the merger or consolidation of a party with a third party or the sale of the majority or controlling interest of stock, or the sale of all or substantially all of the assets of the business to which this Agreement relates, or (b) to an affiliate of a party.

12. Force Majeure. RMB shall not be responsible for any loss, damage, or delay, or failure to provide Service caused by acts of government, strikes, fire, explosions, theft, riots, flood, civil disorder, war, unusually severe weather, acts of God, the failure of others to supply parts, materials, or supplies in a timely manner, or any other cause beyond RMB's reasonable control.

13. Compliance with Laws. RMB represents and warrants that the performance of the Services and the furnishing of goods and/or services called for by this Agreement shall be in accordance with the applicable federal, state, or local laws, rules, and regulations.

14. Notices. All notices, requests, demands, and other communications relating to this Agreement which RMB is required or desires to give to Customer shall be directed to Customer at the address set forth on the Order Sheet attached hereto. All notices, requests, demands, and other communications relating to this Agreement which Customer is required or desires to give to RMB shall be directed to RMB at the following address: **Field Service, Rapid Micro Biosystems, Inc., 1001 Pawtucket Blvd. Lowell, MA 01854, facsimile: 978-349-2065 telephone: 978-349-3200**. Any notice required or permitted to be given by either party to the other under this Agreement shall be in writing, shall be served by hand, telephone facsimile (with receipt confirmed by telephone), or by certified mail or by a nationally recognized and reputable courier service (e.g., FedEx, UPS), and shall take effect on date of service or three (3) days after the date of mailing, as appropriate.

15. Choice of Law. This Agreement shall be construed and interpreted and the legal relations created hereby shall be determined in accordance with the laws of the Commonwealth of Massachusetts, excluding those laws relating to choice of law.

16. Arbitration. The parties shall negotiate in good faith and use reasonable efforts to settle any dispute or controversy arising out of or relating to this Agreement, its construction or its actual or alleged breach. If such negotiation does not result in a full resolution of such dispute or controversy, the remaining dispute or controversy will be finally decided by a single arbitrator, who shall agree to act in accordance with the commercial arbitration rules of the American Arbitration Association, pursuant to an arbitration held in Boston, Massachusetts. The decision and award of the arbitrator shall be final, conclusive and enforceable as to both parties and shall be confirmed in any court of competent jurisdiction. If the parties are unable to select an arbitrator, the AAA is empowered to select the arbitrator. Each party shall pay its own costs incurred in connection with the arbitration and 50% of the fees and costs of the AAA and the arbitrator. Neither party shall be liable for special, consequential or punitive damages.

17. Waiver. A party's failure to insist upon the performance of any or all of the terms, covenants, or conditions of this Agreement or failure to exercise any rights or remedies hereunder shall not be construed as a waiver or relinquishment of the future performance of any such terms, covenants, or conditions, or of the future exercise of such rights or remedies unless otherwise provided forherein.

18. Severability. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held by a court of competent jurisdiction or arbitrator to be unenforceable in any respect, such holding shall not affect any other provisions of this Agreement, and the Agreement shall then be construed as if such unenforceable provisions are not a part hereof.

19. Independent Contractors. RMB is an independent contractor of the Customer. Nothing herein is intended to or shall be interpreted to make the parties agents, partners, joint venturers, or employees or employers of one another.

20. Survival. Payment obligations that accrued prior to the effective date of termination or expiration of this Agreement, and Sections 1, 4.2, the disclaimers in Section 6, and Sections 8, 9, 11, 12 and 14-21 shall survive termination or expiration of this Agreement.

21. Entire Agreement. This Agreement represents the entire agreement between the parties relating to the subject matter hereof, and shall supersede any other agreements, whether written or oral. There are no understandings, representations, or warranties of any kind except as expressly set forth herein. No waiver, alteration or modification of any of the provisions or attachments to this Agreement shall be binding on any party unless in writing and signed by the party against whom enforcement of such waiver, alteration, or modification is sought. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original document. All such separate counterparts will constitute only one and the same Agreement. The parties agree that copies of signatures (e.g. PDF or facsimile) have the same effect as original signatures.

Growth Direct™ System Service Agreement Order Sheet

System Model:		
Serial Number:		
System Owner Information:	*Contact Name:*	
	Account Name:	
	Address:	
	City, State, Zip:	
	Phone Number:	
	Fax Number:	
	E-Mail:	
End User Information:	*Primary Contact Name:*	
	Phone Number:	
	Fax Number:	
	E-mail:	
	Secondary Contact Name:	
	Phone Number:	
	E-Mail:	

Choose which Service Agreement you require:

First Year Warranty On-Site Service Agreement ☐

Service Agreement Level A ☐
Service Agreement Level B ☐
Service Agreement Level C ☐
Agreement Start Date:________________________

Service Agreement Price ________________________
Agreement End Date: ________________________

☐ Our facility utilizes a 3rd party master service contract management company. Any cost associated with this service agreement is borne by the customer. Service Management Company: ________________________

☐ Our facility requires the use of a service contract.

☐ No other paperwork or vendor maintenance programs are required to service the Growth Direct System

Agreement Terms Acceptance

____________________ __________ ____________________

Name and Title | Date | Signature

Purchase Order Number________________________(for reference only; a hard copy of the purchase order is required).

Please send to: Field Service, Rapid Micro Biosystems, Inc.
1001 Pawtucket Blvd. Lowell, MA 01854

Exhibit A

Rapid Micro Biosystems Field Repair Services			
	Service Level		
Service Type	A	B	C
Service Interventions			
Remote System Monitoring	●	●	●
Response Time Phone (within 24 hr.)[1]	●	●	●
Response Time (onsite)[1]	24	48	72
Service Visits	Included	Included	Included
Travel Costs	Included	Included	Included
Service Parts[2]	Included	Included	Included
Applications Support	10 days	5 days	Available[3]
Preventive Maintenance Services			
Weekly Review of System Logs	●	●	●
Six Month			
Proactively address any wear points	●	●	●
Alignment of mechanical parts in the input/output queue	●	●	●
Alignment of mechanical parts in the incubator	●	●	●
Alignment of mechanical parts in the imager	●	●	●
Mandatory software/hardware upgrades	●	●	●
Clean all air filters	●	●	●
Inspect all pneumatic lines and cabling	●	●	●
Check all belts and sensors	●	●	●
Twelve Month			
Proactively address any wear points	●	●	●
Alignment of mechanical parts in the input/output queue	●	●	●
Alignment of mechanical parts in the incubator	●	●	●
Alignment of mechanical parts in the imager	●	●	●
Alignment of mechanical parts	●	●	●
Testing CRU temperature	●	●	●
Testing Light LED function	●	●	●
Incubator cleaning	●	Available[3]	Available[3]
Incubator temperature calibration and mapping	●	Available[3]	Available[3]
Training - basic system training or refresher training for operators	●	●	●
Mandatory software /hardware upgrades	●	●	●
Replace all air filters	●	●	●
Inspect all pneumatic lines and cabling	●	●	●
Check all belts and sensors	●	●	●
Software Upgrades			
Mandatory upgrades	●	●	●
Annual upgrades	●	Available[3]	Available[3]
Requalification documents	●	●	Available[3]

[1] Weekdays

[2] Does not include consumables, carousels, barcode labels or damaged parts due to misuse

[3] Please call for a quote on this service

Exhibit D
CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO RULES 13a-14(a) OR 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Robert Spignesi, certify that:
1.    I have reviewed this Annual Report on Form 10-K of Rapid Micro Biosystems, Inc.;
2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.    [Intentionally omitted];
4.    The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)    Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)    Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: May 12, 2023

By:	/s/ Robert Spignesi
Name:	Robert Spignesi
Title:	Chief Executive Officer
(principal executive officer)

Exhibit E
CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO RULES 13a-14(a) OR 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Sean Wirtjes, certify that:
1.    I have reviewed this Annual Report on Form 10-K of Rapid Micro Biosystems, Inc.;
2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.    [Intentionally omitted];
4.    The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)    Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)    Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: May 12, 2023

By:	/s/ Sean Wirtjes
Name:	Sean Wirtjes
Title:	Chief Financial Officer
(principal financial officer and principal accounting officer)

Exhibit F

The following text reflects the revenue recognition disclosures included in our financial statements filed as part of our Annual Report on 2022 Form 10-K as well as marked changes that we propose making in our future Annual Report on Form 10-K filings in response to the Commission’s comments. We will also make applicable changes to the quarterly revenue recognition disclosures in our future Quarterly Report on Form 10-Q filings. Such changes have already been reflected, as appropriate, in our Quarterly Report on Form 10-Q for the three months ended March 31, 2023, as filed on May 9, 2023.

Revenue recognition

~~Under ASC 606, revenue~~Revenue is recognized when or as a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to ~~receive~~be entitled in exchange for those goods or services. In order to achieve this core principle, the Company applies the following five steps when recording revenue:

(1) identify the contract, or contracts, with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when, or as, performance obligations are satisfied.

The Company derives revenue from the sale of its products and services through direct sales representatives and distributors. The Company’s arrangements are generally noncancelable and nonrefundable ~~after ownership passes to the customer or distributor~~.

Revenue is measured as the amount of consideration the Company expects to be entitled in exchange for transferring products to a customer (transaction price). To the extent that the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the most likely amount method. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information (historical, current and forecasted) that is reasonably available. However, most arrangements have a fixed transaction price with no variable consideration apart from discounts.

Product revenue

The Company derives product revenue primarily from the sale of its systems, optional LIMS connection software, which facilitates the transfer of data captured by the system to the customer’s existing LIMS software, and proprietary consumables. Revenue is recognized when control of the products is transferred to the customer.

Transfer of control is generally at shipment or delivery, depending on contractual terms, and occurs when title and risk of loss transfers to the customer, which represents the point in time when the customer obtains the use of and substantially all of the benefits of the product. Upon delivery, the System is fully functional for use by the customer. As such, the Company’s performance obligation related to product sales is satisfied at a point in time. The Company’s principal terms of sale are free carrier shipping point.

Service revenue

The Company derives service revenue primarily from validation services, service contracts and field ~~service~~services (including installation). The Company’s validation services include validation and documentation services performed utilizing systems purchased by the customer. Service contracts are around-the-clock maintenance support which can be purchased by the customer after the expiration of the one-year assurance warranty included with each system purchase. Field ~~service revenue~~services primarily consists of services provided by field service engineers to install the system at the customer site and perform two preventative maintenance services during the warranty period. Service revenue is recognized over time using an input method based on time lapsed for service contracts and output method based on milestone achieved for validation services and field ~~service~~services.

Performance obligations

A performance obligation is a promise in a contract to transfer a distinct product or service to a customer that are both capable of being distinct, whereby the customer can benefit from the product or service either on its own or together with other resources that are readily available, and are distinct in the context of the contract, whereby the transfer of the product or service is separately identifiable from other promises in the contract. The Company’s main performance obligations in customer arrangements are systems, LIMS connection software, consumables, validation services, service contracts, and field ~~service~~services.

Payment terms

Payment terms for customer orders are typically between 30 to 90 days after the shipment or delivery of the product and apply to all performance obligations within an arrangement. For certain products, services and customer types, the Company requires payment before the products or services are delivered to, or performed for, the customer. None of the Company’s contracts contain a significant financing component.

Multiple performance obligations with an arrangement

The Company’s contracts may include multiple performance obligations when customers purchase a combination of products and services such as system sold together with the LIMS connection software, consumables or services. For these arrangements, the Company allocates the contract’s transaction price to each performance obligation on a relative standalone selling price basis ~~using the Company’s best estimate of the standalone selling price of each distinct product or service in the contract. The primary methods used to estimate~~. The standalone selling prices used in the allocation are based on the prices observed in standalone sales to customers or cost-plus margin depending on the nature of the obligation and available evidence of fair value. Allocation of the transaction price is determined at contract’s inception.

Remaining performance obligations

The Company does not disclose the value of remaining performance obligations for (i) contracts with an original contract term of one year or less, (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice when that amount corresponds directly with the value of services performed, and (iii) variable consideration allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied distinct service that forms part of a single performance obligation. The Company does not have material remaining performance obligations associated with contracts with terms greater than one year.

Contract balances from contracts with customers

Contract assets arise from ~~unbilled amounts in~~ customer arrangements when revenue recognized exceeds the amount billed to the customer and the Company’s right to payment is conditional and not only subject to the passage of time. The Company had $0.1 million and $0.3 million in contract assets as of December 31, 2022 and 2021, respectively, included in prepaid expenses and other current assets. These balances relate to unbilled amounts with commercial customers as well as an amount in the prior year related to the BARDA agreement.

Contract liabilities represent the Company’s obligation to transfer goods or services to a customer for which it has received consideration (or the amount is due) from the customer. The Company has a contract liability related to service revenue, which consists of amounts that have been invoiced but that have not been recognized as revenue. Amounts expected to be recognized as revenue within 12 months of the balance sheet date are classified as current deferred revenue and amounts expected to be recognized as revenue beyond 12 months of the balance sheet date are classified as noncurrent deferred revenue. The Company did not record any non-current deferred revenue as of December 31, 2022 or 2021. Deferred revenue was $4.7 million and $3.3 million at December 31, 2022 and 2021, respectively. Revenue recognized during the year ended December 31, 2022 that was included in deferred revenue at the prior year-end was $2.7 million. Revenue recognized during the year ended December 31, 2021 that was included in deferred revenue at the prior year-end was $3.8 million.

Non-commercial revenue

The Company has historically generated revenue from a long-term contract with the U.S. Department of Health and Human Services Biomedical Advanced Research and Development Authority (“BARDA”) a part of the U.S. government. The Company’s contracts with the U.S. government are typically subject to the Federal Acquisition Regulation (“FAR”) and are priced based on estimated or actual costs of producing goods or providing services. The FAR provides guidance on the types of costs that are allowable in establishing prices for goods or services provided under U.S. government contracts. In September 2017, the Company signed a contract with BARDA, which was subsequently modified on multiple occasions to increase the contract value and adjust the cost share reimbursement rate. Modifications were accounted for in accordance with the contract modification framework. The contract is a cost-reimbursable, cost-sharing arrangement, whereby BARDA reimburses the Company for a percentage of the total costs that have been incurred including indirect allowable costs. All funding under this contract was fully earned by the fourth quarter of 2021. However, the Company is now in the process of closing out its BARDA contract, which includes a true-up of actual reimbursable costs to those previously billed at provisional rates for each year of performance. Any true-up will be recognized as non-commercial revenue once finalized.

Disaggregated revenue

The Company disaggregates revenue based on the recurring and non-recurring, and commercial and non-commercial, nature of the underlying sale. Recurring revenue includes sales of consumables and service contracts. The Company considers these to be recurring revenues because customers typically place purchase orders on a periodic basis as they use their Growth Direct system over time. These arrangements typically contain a single performance obligation and thus the entire consideration to which the Company is entitled is allocated entirely to that performance obligation. Non-recurring revenue includes sales of systems, LIMS connection software, validation services, field ~~service~~services, and revenue under the Company’s contract with BARDA~~.~~ , and typically contains multiple performance obligations. The Company considers these to be non-recurring revenues because customers typically place single purchase orders for a bundle of products and services on a one-time or infrequent basis. For these arrangements, significant judgment is applied in identifying the distinct performance obligations, determination of the transaction price, transaction price allocation, and determination of standalone selling price for each of the distinct performance obligations.

The following table presents the Company’s revenue by the recurring or non-recurring and commercial or non-commercial nature of the revenue stream (in thousands):

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